UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

DICK'S SPORTING GOODS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-31463	16-1241537
(Commission File Number)	(I.R.S. Employer Identification No.)

345 Court Street
Coraopolis, Pennsylvania	15108
(Address of Principal Executive Offices)	(Zip Code)

Donna Jelenovic
(724) 273-3400
(Name and telephone number, including area code, of the person to contact in connection with

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1- Conflict Minerals Disclosure
ITEM 1.01. Conflict Minerals Disclosure and Report
A Conflict Minerals Report (the “Report”) of Dick's Sporting Goods, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended and attached as an Exhibit to this Form SD (collectively, the “Rule”), for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Year”). The Report is publicly available on the Company's Investor Relations site at investors.DICKS.com. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Report and should not be considered part of this Form SD or the Report.

As used in this Report, consistent with the Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, and "Covered Countries" include the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. "Conflict Minerals" are 3TG that originate from a conflict zone in one or more of the Covered Countries.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products.

The Company is a retailer of high-quality authentic athletic equipment, apparel and footwear, intended to enhance our customers' performance and enjoyment of athletic pursuits. The Company purchases merchandise from approximately 1,400 third-party vendors. A significant portion of the Company’s sales is from national brand merchandise. Approximately 13% of the Company’s consolidated net sales come from its owned and exclusive brand products. The Company does not directly manufacture any of the products it sells. The Company may be subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it may exercise over the materials, parts, ingredients, or components of some of its owned or licensed products that contain necessary 3TG.

The Company's supply chain with respect to potential “Covered Products” is complex. There are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original source of 3TG Minerals. The Company contracts with third party suppliers for the manufacturing of products that meet the specifications required by the Company. Those suppliers may manufacture the products or may, in turn, contract with other third parties for the manufacturing of the products. The Company purchases finished products from those suppliers; it does not directly purchase components or other supplies for its products, nor does it directly purchase 3TG Minerals from mines, smelters or refiners. The Company is dependent on its suppliers to provide accurate, reliable information regarding 3TG in its supply chain.

Conflict Minerals Disclosure
Overview
Products covered by the Rule in this Conflict Minerals Report are referred to as “Covered Products” and include products that the Company would be deemed to manufacture or contract to manufacture that contain or may contain 3TG minerals deemed necessary to the functionality or production of the product. For calendar year 2024, Covered Products were identified within the following categories:

•Golf- Training Aids (Tin)
•Soccer- Soccer Bags, Training Accessories (Tin)
•Basketball- Training Accessories (Tin)
•Football- Training Accessories (Tin)
•Core Camping - Trekking Poles (Tungsten)
•Diamond Sports – Bat Bag, Pitching Machine (Tin)

These Covered Products represent less than 1% of the total products available for sale by the Company or its subsidiaries, measured at the end of the Company's fiscal year.

Company’s Conflict Minerals Policy

The Company has adopted a Conflicts Mineral Policy (the “Policy”) that requires all suppliers of Covered Products (hereinafter defined) to comply with the Company’s Conflict Minerals Compliance Program (the “Program”) and timely and accurately respond to requests regarding the usage of 3TG in the Covered Products. Compliance with the Company’s Program requires completing supplier education and training, as well as a Conflicts Minerals survey used by the Company to reasonably determine the country of origin of 3TG necessary to the functionality or production of the Covered Products. Suppliers who do not comply with the Program requests in a timely, accurate manner are subject to sanctions that may include administrative fees or termination of the commercial relationship. The Company’s Policy is publicly available at: investors.dicks.com/governance/governance-documents/default.aspx.

The Company has also developed an internal system of controls and procedures to enable the Company to identify products that may be Covered Products and suppliers for such Covered Products and conduct a reasonable country of origin inquiry (“RCOI”) (described further below) with respect to any 3TG deemed necessary to the functionality or production of such Covered Products.

Reasonable Country of Origin Inquiry

For 2024, the Company conducted an RCOI designed to reasonably determine whether any of the 3TG deemed necessary to the functionality or production of the Covered Products originated in a Covered Country or are from recycled or scrap sources, as defined in the Rule. Because the Company is dependent on its suppliers to provide information regarding the origin of 3TG contained in the Covered Products, the Company's RCOI utilized the Responsible Minerals Initiative Conflict Minerals Reporting Template (the “Survey”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative to obtain information about the sources of 3TG contained in the Covered Products. Suppliers who received the survey are referred to as “Covered Suppliers” in this Report. The due diligence measures undertaken by the Company in this regard included the following:

•The Company notified each Covered Supplier of its Policy, which includes disclosure that failure to timely and accurately complete the Survey could subject the Covered Supplier to sanctions.
•Each Covered Supplier was asked to complete the Survey. The Company reasonably relied on the representations and certifications provided by the Covered Supplier in the survey.
•To assist Covered Suppliers in completing the survey, the Company provided web-based training (in English, Spanish and Simplified Chinese) to the Covered Suppliers through the Company's online vendor portal. Training materials were developed internally and by the Retail Industry Leaders Association.
•Covered Suppliers were required to acknowledge their receipt of the Survey and the training materials.
•Survey responses that were incomplete or included assertions that were not independently verifiable (for example, inconsistent assertions over product composition, or claims that the 3TG was sourced from a country with limited known reserves of the mineral in question) resulted in re-engagement with the Covered Supplier seeking additional information.
•If smelter information was provided by the Covered Supplier, the Company reviewed named smelters against listed smelters that had been certified as “Conflict Free” through the Conflict-Free Smelter Program.
•The Company reviewed Survey results and follow-up inquiries to reasonably determine whether the 3TG came from, or the Company could reasonably believe it came from, recycled or scrap sources or whether the Company had any reason to believe that any of the 3TG may have come from a Covered Country and did not come from a recycled or scrap source.

The Company has determined that the responses obtained in the RCOI were insufficient to form the basis for a reasonable determination as to the specific origin of the 3TG deemed necessary to the functionality or production of the Covered Products.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DICK'S SPORTING GOODS, INC.

Date: June 2, 2025	By:	/s/ ELIZABETH H. BARAN
	Name:	Elizabeth H. Baran
	Title:	SVP – General Counsel and Corporate Secretary